# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nuveen Churchill Private Capital Income Fund, CIK 0001911066
CUSIP: 67114U105
Title of class of securities: Class I common shares of beneficial interest, par value $0.01 per share
Address of issuer's principal executive offices: 375 Park Avenue, 9th Floor, New York, New York (NY), 10152
Date of event which requires filing of this statement: 01/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000315038

## Reporting persons
- Teachers Insurance and Annuity Association of America: type of reporting person: insurance company (IC); citizenship or place of organization: New York (NY); sole voting power 2,260,560.34; shared voting power 1,774,565.18; sole dispositive power 2,260,560.34; shared dispositive power 1,177,565.18; aggregate amount beneficially owned 4,035,125.52 (10.9% of the class)

## Item 1. Issuer
Name of issuer: Nuveen Churchill Private Capital Income Fund
Address of issuer's principal executive offices: 375 Park Avenue, 9th Floor, New York, NY, 10152

## Item 2. Person Filing
Name of person filing: Teachers Insurance and Annuity Association of America ("TIAA")
Address of principal business office or, if none, residence: 730 Third Avenue, New York, NY 10017
Citizenship: New York

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: insurance company (IC)

## Item 4. Ownership
Amount beneficially owned:
4,035,125.52 as of March 27, 2025.

TIAA holds (i) 2,260,560.34 Class I shares of beneficial interest directly, (ii) 1,087,107 Class I shares of beneficial interest indirectly through a private fund managed by Churchill Asset Management LLC in which TIAA is the sole investor, and (iii) 687,458.18 Class I shares of beneficial interest indirectly through a private fund that TIAA controls.
Percent of class: As of March 27, 2025, 10.9%
Sole power to vote or to direct the vote: 2,260,560.34
Shared power to vote or to direct the vote: 1,774,565.18
Sole power to dispose or to direct the disposition: 2,260,560.34
Shared power to dispose or to direct the disposition: 1,774,565.18

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Teachers Insurance and Annuity Association of America: /s/ Shaul Vichness, Shaul Vichness, Senior Managing Director and Chief Financial Officer, Churchill Asset Management LLC (investment adviser to TIAA) (05/13/2025)